Exhibit 99.1

NEWS RELEASE

Calgary, Alberta, Canada – October 24, 2013
(Canadian dollars except as indicated)

PRECISION DRILLING CORPORATION
ANNOUNCES 2013 THIRD QUARTER FINANCIAL RESULTS AND 2013 FOURTH QUARTER DIVIDEND

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release.

The Board of Directors of Precision Drilling Corporation (TSX:PD) (NYSE:PDS) ("Precision" or the "Corporation") has declared a  fourth quarter dividend on its common shares of $0.06 per share, a 20% increase over the prior quarter.  The dividend is payable on November 15, 2013, to shareholders of record on November 4, 2013.  For Canadian income tax purposes, all dividends paid by Precision on its common shares are designated as "eligible dividends", unless otherwise indicated by the Corporation.

Net earnings this quarter were $29 million or $0.10 per diluted share compared to $39 million or $0.14 per diluted share in the third quarter of 2012.

Revenue this quarter was $488 million, or 1% higher than the third quarter of 2012. Increased international activity and higher average dayrates in Canadian contract drilling were substantially offset by lower North American activity as a result of lower levels of customer spending.

Earnings before income taxes, finance charges, foreign exchange, and depreciation and amortization ("adjusted EBITDA") this quarter was $138 million, 9% lower than the third quarter of 2012.  Our adjusted EBITDA margin was 28% this quarter, compared to 31% in the third quarter of 2012.  The decrease in adjusted EBITDA margin was mainly the result of lower activity levels across most North American business lines partially offset by higher average dayrates and increased international profitability.  Our activity in this quarter, as measured by drilling rig utilization days, decreased 1% in Canada and 11% in the United States compared to the third quarter of 2012.

Revenue and adjusted EBITDA for the quarter were higher than the second quarter 2013 revenue and adjusted EBITDA of $379 million and $88 million, respectively, primarily as a result of improved seasonal activity levels in Canada.

Precision has firm customer commitments to add three new build Super Series rigs to its North American drilling fleet bringing the total number of announced new build rigs in 2013 to nine.  Capital expenditures in 2013 are expected to decrease from $654 million announced in July to $609 million primarily as a result of decreased activity based maintenance and discretionary expansion capital expenditures offset by the additional new build rigs.

Kevin Neveu, President and Chief Executive Officer, stated: "Precision's third quarter results reflect overall softness in customer demand and weak demand for Canadian completion and production services.  Additionally a non-recurring vendor issue and a difficult turnkey project weighed negatively on the quarter.  Precision continues to exercise capital discipline by linking near term capital expenditures with industry activity and as such we are reducing our 2013 planned capital expenditures by $45 million. "

"Tempering these short term issues is Precision’s resurgent activity levels in the U.S. where our current rig count is at 87, up seven, or 9%, since the beginning of the third quarter, while overall industry activity levels have remained flat.  In addition, our North American and international contract coverage has improved with an expected average of 115 rigs under contract in the fourth quarter, compared to the second quarter of this year when an average of 107 rigs worked under contract."

"Precision's strong market share in horizontal drilling and three new build customer commitments announced today for the U.S. demonstrate our customers’ increasing acceptance of our High Performance, High Value strategy and the overall efficiency gains our services deliver to the customer.  We are also encouraged by the prospect of several additional new build pad walking rigs for delivery to Canada over the next nine months related to increased Canadian emphasis on natural gas exports and natural gas liquids development.  Precision’s fleet of Super Series Tier 1 rigs and horizontal capable Tier 2 rigs ensures that we are well positioned as a driller of choice in unconventional oil and gas resource drilling across North America."

"Our Canadian drilling operations delivered higher daily operating revenues and margins relative to the third quarter in 2012, a direct result of the investment in our drilling rig fleet over the past several years.  Our Canadian drilling operations were able to generate higher overall revenue and profitability despite slightly weaker activity in Canada."

"Our U.S. rig count increase over the past several weeks has resulted from new build and upgraded rig deliveries to customer contracts and reactivation of Tier 1 rigs for customers.  Our increase in activity is due to unconventional development and we have seen our position strengthen in several unconventional U.S. basins.  For the third quarter, an average of 87% of our active rigs in the U.S. were drilling horizontal or directional wells."

"Our international operations posted the highest revenue quarter since we began our international expansion in 2012.  We deployed our second rig to the Kurdistan region of Iraq during the quarter and deployed an additional rig to Mexico that will begin drilling in the fourth quarter.  The construction of our two ST-3000 rigs for Kuwait is going as planned and we expect the rigs to begin drilling in mid-2014.  We currently have 11 rigs active internationally and see opportunities to deploy existing and new build rigs to our operating areas in Mexico and the Middle East."

"The dividend increase is supported by our confidence in Precision’s business outlook and high percentage of contracted Tier 1 drilling rigs and growing international presence.  Today, we have a total of 197 Tier 1 drilling rigs and expect to have 202 by the end of 2013, an increase of 109 Tier 1 rigs from the 93 we had in our fleet at the beginning of 2009, just five years ago.  Additionally, the dividend increase is consistent with our commitment to maximize returns for our shareholders through both share price appreciation and return of capital.   With today’s dividend announcement, Precision has announced $72 million in dividend payments to shareholders in the past eleven months," concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

(Stated in thousands of Canadian dollars,	Three months ended September 30,			Nine months ended September 30,
except where noted)	2013	2012	% Change	2013	2012	% Change
Revenue	488,450	484,761	0.8	1,463,068	1,506,793	(2.9)
Adjusted EBITDA(1)	137,660	151,000	(8.8)	441,089	493,766	(10.7)
Adjusted EBITDA % of revenue	28.2%	31.1%		30.1%	32.8%
Net earnings	29,443	39,357	(25.2)	123,229	168,699	(27.0)
Cash provided by operations	88,341	61,183	44.4	333,634	498,969	(33.1)
Funds provided by operations(1)	127,684	146,124	(12.6)	306,157	456,236	(32.9)
Capital spending:
Expansion	70,108	177,783	(60.6)	228,411	473,131	(51.7)
Upgrade	39,548	23,166	70.7	111,206	107,388	3.6
Maintenance and infrastructure	36,264	37,701	(3.8)	73,145	100,888	(27.5)
Proceeds on sale	(3,335)	(5,011)	(33.4)	(10,021)	(13,820)	(27.5)
Net capital spending	142,585	233,639	(39.0)	402,741	667,587	(39.7)

Net earnings - per share ($):
Basic	0.11	0.14	(21.4)	0.45	0.61	(26.2)
Diluted	0.10	0.14	(28.6)	0.43	0.59	(27.1)
Dividend paid per share ($)	0.05	-	n/m	0.15	-	n/m
(1)	Adjusted EBITDA and funds provided by operations are additional GAAP measures. See “ADDITIONAL GAAP MEASURES”.
n/m – calculation not meaningful

Operating Highlights

	Three months ended September 30,			Nine months ended September 30,
	2013	2012	% Change	2013	2012	% Change
Contract drilling rig fleet	326	363	(10.2)	326	363	(10.2)
Drilling rig utilization days:
Canada	7,622	7,735	(1.5)	22,329	24,110	(7.4)
United States	7,412	8,305	(10.8)	22,010	26,583	(17.2)
International	969	736	31.7	2,503	1,319	89.8
Service rig fleet	222	210	5.7	222	210	5.7
Service rig operating hours	70,526	72,766	(3.1)	211,595	217,368	(2.7)

Financial Position
(Stated in thousands of Canadian dollars, except ratio)	September 30, 2013	December 31, 2012
Working capital	208,255	278,021
Long-term debt(1)	1,270,976	1,218,796
Total long-term financial liabilities	1,302,883	1,245,290
Total assets	4,424,413	4,300,263
Long-term debt to long-term debt plus equity ratio(1)	0.36	0.36
(1)	Net of unamortized debt issue costs.

Revenue in the third quarter of this year was $4 million higher than the third quarter in 2012 mainly due to growth in our international drilling activity and U.S. Completion and Production Services division and higher average dayrates in Canadian contract drilling substantially offset by a decrease in activity days in both Canada and the United States.  Compared to the third quarter of 2012, revenue from our Contract Drilling Services segment was up 1% and revenue in our Completion and Production Services segment was up 2%.

Adjusted EBITDA margin (adjusted EBITDA as a percentage of revenue) was 28% this quarter, compared to 31% in the third quarter of 2012.  The decrease in adjusted EBITDA margin was a result of the impact of lower utilization on fixed costs, a non-recurring vendor issue and a difficult turnkey project, partially offset by higher dayrates from the new build and upgraded Tier 1 rigs that we have deployed over the past few years.  Our portfolio of term customer contracts, a highly variable operating cost structure and economies achieved through vertical integration of the supply chain all help in managing our adjusted EBITDA margins.

Our vision is to be recognized as the High Performance, High Value provider of services for global energy exploration and development.  We work toward that vision by defining and measuring our results against strategic priorities.  Our 2013 priorities are threefold:

1.	Execute our High Performance, High Value strategy
Continue to drive execution excellence in our people, internal systems and infrastructure supporting our world class safety, training and development programs, upgrading and consolidating our Nisku operations and leveraging our investments in our Houston and Red Deer Tech Centers.

To September 30, 2013 our safety performance and mechanical downtime have shown improvement over the same period in 2012 and we continue to invest in our systems and infrastructure.

2.	Execute on existing organic growth opportunities
Remain poised to seize growth opportunities, leveraging our balance sheet strength and flexibility. Deliver new build rigs to the North American market and upgrade existing drilling rigs to higher specification assets on customer contracts globally.

To September 30, 2013 we have delivered the two remaining rigs from the 2012 new build program, announced nine new build rigs for 2013 and we continue to deliver upgraded rigs to customers under contract.

Grow High Performance, High Value service lines for unconventional field development, such as integrated directional drilling, coil tubing and rentals.

To September 30, 2013 we have increased our coil tubing fleet to 12 units from five as at December 31, 2012.

We continue to promote our integrated directional drilling services to oil and gas customers and have invested in people and equipment to execute the strategy.  Although overall industry adoption has been slower than expected, we are currently experiencing an increase in the percentage of integrated service jobs on Precision drilling rigs, particularly in Canada.

3.	Build our brand
Uphold our reputation and market breadth in North America while strengthening our presence in select oilfield markets internationally.

To September 30, 2013 we continue to operate a high percentage of our rigs drilling directional or horizontal wells in unconventional basins across North America and have expanded our activities in Mexico and entered a new market in Northern Iraq.

For the third quarter of 2013, natural gas prices and the West Texas Intermediate price of oil were higher than the 2012 averages.

	Three months ended September 30,		Year ended December 31,
	2013	2012	2012
Average oil and natural gas prices:
Oil
West Texas Intermediate (per barrel) (US$)	105.94	92.26	94.13
Natural gas
Canada
AECO (per MMBtu) (Cdn$)	2.45	2.28	2.39
United States
Henry Hub (per MMBtu) (US$)	3.55	2.88	2.75

Summary for the three months ended September 30, 2013:

● Operating earnings (see “Additional GAAP Measures” in this news release) this quarter were $52 million and 11% of revenue, compared to $74 million and 15% of revenue in 2012.  Operating earnings were negatively impacted by the decrease in activity in most of our North American based operations compared to the third quarter in 2012 and higher depreciation as a result of a greater proportion of operating days from our Tier 1 drilling rigs and depreciation on rigs working internationally.

● General and administrative expenses this quarter were $38 million or $5 million higher than the third quarter of 2012 primarily because of a vendor insolvency issue.

● Net finance charges were $23 million, an increase of $2 million compared with the third quarter of 2012 primarily because of foreign exchange on our U.S. dollar denominated interest payments and lower interest income.

●Average revenue per utilization day for contract drilling rigs increased in the third quarter of 2013 to $20,862 from the prior year third quarter of $20,099 in Canada and decreased in the United States to $22,595 from $23,110 for the third quarter of 2012.  The increase in revenue rates for the third quarter in Canada was due to rig mix in part from Tier 1 and upgraded rigs entering the fleet compared to the prior year quarter.  In Canada, for the third quarter of 2013, 46% of Precision’s utilization days were achieved from drilling rigs working under term contracts compared to 42% in the 2012 comparative period.  In the United States, the decrease in dayrates for the third quarter was due to rig mix as we experienced lower turnkey activity and a higher proportion of rigs working in the spot market.   In the United States, for the third quarter of 2013, 60% of Precision’s utilization days were generated from rigs working under term contracts compared to 73% in the 2012 comparative period.  Turnkey revenue for the third quarter of 2013 was US$7 million, compared with US$11 million in the 2012 comparative period.  Within Precision’s Completion and Production Services segment, average hourly rates for service rigs were $863 in the third quarter of 2013 compared to $769 in the third quarter of 2012.  The increase in the average hourly rate is the result of rig mix with the introduction of coil tubing rigs in the United States.  Canadian well servicing rig average hourly rate decreased by $6 per hour quarter over quarter due to competitive pressure in the industry resulting from lower industry activity.

● Average operating costs per utilization day for drilling rigs decreased in the third quarter of 2013 to US$14,789 from the prior year third quarter of US$14,816 in the United States while in Canada costs increased to $10,310 in 2013 from $9,828 in 2012.  The cost decrease per day in the United States was primarily due to lower turnkey activity.   The cost increase in Canada was primarily due to a labour rate increase that became effective in the fourth quarter of 2012. Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs increased to $674 in the third quarter of 2013 as compared to $535 in the third quarter of 2012 primarily due to costs associated with coil tubing and fixed costs spread over a lower activity base.  Operating costs were also impacted by rig mix with eight coil tubing rigs operating in the United States in the third quarter of 2013.  Canadian well servicing rig average hourly operating costs were up $55 per hour in the current quarter over the prior year comparative, due to higher repairs and maintenance costs and fixed costs spread over a lower activity base.

● We realized revenue from directional services of $32 million in the third quarter of 2013, in line with the prior year period.

● Funds provided by operations (see “Additional GAAP Measures” in this news release) in the third quarter of 2013 were $128 million, a decrease of $18 million from the prior year comparative quarter of $146 million.  The decrease is the result of lower earnings for the quarter compared to last year and more income tax paid in the current year quarter.

● Capital expenditures for the purchase of property, plant and equipment were $146 million in the third quarter, a decrease of $93 million over the same period in 2012.  Capital spending for the third quarter of 2013 included $70 million for expansion capital, $40 million for upgrade capital and $36 million for the maintenance of existing assets and infrastructure spending.

Summary for the nine months ended September 30, 2013:

● Revenue for the nine months ended September 30, 2013 was $1,463 million, a decrease of 3% from the 2012 period.

● Operating earnings were $198 million, a decrease of $77 million or 28% from 2012.  Operating earnings were 14% of revenue in 2013 compared to 18% in 2012.

● General and administrative costs were $109 million, an increase of $12 million over the first nine months of 2012 primarily as a result of the increase in incentive compensation costs tied to the performance of Precision’s common shares in 2013 and costs associated with a vendor’s insolvency problem.

● Net finance charges were $70 million, an increase of $5 million over the first nine months of 2012.

● Funds provided by operations (see “Additional GAAP Measures” in this news release) in the first nine months of 2013 were $306 million, a decrease of $150 million from the prior year comparative period of $456 million.

● Capital expenditures for the purchase of property, plant and equipment were $413 million in the first nine months of 2013, a decrease of $269 million over the same period in 2012.  Capital spending for 2013 to date included $229 million for expansion capital, $111 million for upgrade capital and $73 million for the maintenance of existing assets and infrastructure.

OUTLOOK

Contracts
Our portfolio of term customer contracts provides a base level of activity and revenue, and as of October 23, 2013 we have term contracts in place for an average of 54 rigs in Canada, 50 in the United States and 11 internationally for the fourth quarter of 2013 and an average of 56 rig contracts in Canada, 46 in the United States and 10 internationally for the full 2013 year.  In Canada, term contracted rigs normally generate 250 utilization days per rig year because of the seasonal nature of well access.  In most regions in the United States and internationally, term contracts normally generate 365 utilization days per rig year.

Drilling Activity
In the United States, our average active rig count in the quarter was 81 rigs, down nine rigs over the third quarter in 2012 and up one rig over the second quarter of 2013.  We currently have 87 rigs active in the United States.

In Canada, our average active rig count in the quarter was 83 rigs, down one rig over the third quarter in 2012 and up 43 rigs over the second quarter of 2013.  We currently have 96 rigs active in Canada and expect activity to increase moderately through the fourth quarter.

Internationally, our average active rig count in the quarter was 11 rigs, up three over the third quarter in 2012 and up two rigs over the second quarter of 2013.  Our active rig count internationally is expected to grow by one rig before the end of the year as a rig is going to work in Mexico during the fourth quarter.

Industry Conditions
According to industry sources, as of October 18, 2013, the U.S. active land drilling rig count was down about 6% from the same point last year and the Canadian active land drilling rig count was up 9% over the prior year.  Despite the active industry rig count softness, demand for Tier 1 assets continues to be strong, benefiting those drilling contractors with a high percentage of Tier 1 assets.

The trend toward oil-directed drilling in North America has continued in 2013.  To date approximately 69% of the Canadian industry’s active rigs and 78% of the U.S. industry’s active rigs were drilling for oil targets, compared to 72% for Canada and 70% for the U.S. at the same time last year.

Capital Spending

We expect capital spending in 2013 to be approximately $609 million, of which $413 million was spent during the first nine months of the year:

•
$322 million for expansion capital, which includes the cost to complete the two remaining new build drilling rigs from the 2012 new build rig program, more than 85% of the costs to complete the 2013 nine new build rigs for the North American market, the cost to complete about 60% of two new build rigs going to Kuwait, long lead equipment and new equipment for our Completion and Production Services segment;

•
$145 million for upgrade capital, which includes the upgrade of approximately 20 rigs, including international and North American rigs and to purchase long lead time items for our capital inventory; and

•	$142 million for sustaining and infrastructure expenditures, which is based on currently anticipated activity levels and some of the cost to consolidate and upgrade our operating facilities.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: the Contract Drilling Services segment which includes the drilling rig, directional drilling, oilfield supply and manufacturing divisions; and the Completion and Production Services segment which includes the service rig, rental, camp and catering and wastewater treatment divisions.

	Three months ended September 30,			Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2013	2012	% Change	2013	2012	% Change
Revenue:
Contract Drilling Services	411,987	409,889	0.5	1,235,561	1,273,136	(3.0)
Completion and Production Services	78,960	77,506	1.9	237,968	240,854	(1.2)
Inter-segment eliminations	(2,497)	(2,634)	(5.2)	(10,461)	(7,197)	45.4
	488,450	484,761	0.8	1,463,068	1,506,793	(2.9)

Adjusted EBITDA:(1)
Contract Drilling Services	144,633	146,080	(1.0)	453,393	477,112	(5.0)
Completion and Production Services	12,363	23,143	(46.6)	44,771	71,332	(37.2)
Corporate and other	(19,336)	(18,223)	6.1	(57,075)	(54,678)	4.4
	137,660	151,000	(8.8)	441,089	493,766	(10.7)
(1) See “ADDITIONAL GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended September 30,			Nine months ended September 30,
(Stated in thousands of Canadian dollars, except where noted)	2013	2012	% Change	2013	2012	% Change
Revenue	411,987	409,889	0.5	1,235,561	1,273,136	(3.0)
Expenses:
Operating	255,683	252,556	1.2	746,049	765,749	(2.6)
General and administrative	11,671	11,253	3.7	36,119	30,275	19.3
Adjusted EBITDA (1)	144,633	146,080	(1.0)	453,393	477,112	(5.0)
Depreciation	75,421	67,659	11.5	212,530	193,666	9.7
Operating earnings(1)	69,212	78,421	(11.7)	240,863	283,446	(15.0)
Operating earnings as a percentage of revenue	16.8%	19.1%		19.5%	22.3%
Drilling rig revenue per utilization day in Canada (Cdn$)	20,862	20,099	3.8	21,805	20,699	5.3
Drilling rig revenue per utilization day in the United States(2) (US$)	22,595	23,110	(2.2)	23,474	23,162	1.3
(1) See “ADDITIONAL GAAP MEASURES”.
(2) Includes revenue from idle but contracted rig days.

	Three months ended September 30,
Canadian onshore drilling statistics:(1)	2013		2012
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	188	821	202	825
Drilling rig operating days (spud to release)	6,779	30,649	6,957	30,220
Drilling rig operating day utilization	39%	41%	38%	40%
Number of wells drilled	912	3,202	948	3,607
Average days per well	7.4	9.6	7.3	8.4
Number of metres drilled (000s)	1,550	6,481	1,491	5,853
Average metres per well	1,700	2,024	1,573	1,623
Average metres per day	229	211	214	194

	Nine months ended September 30,
Canadian onshore drilling statistics:(1)	2013		2012
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	188	821	202	825
Drilling rig operating days (spud to release)	19,781	87,527	21,579	93,470
Drilling rig operating day utilization	39%	39%	41%	42%
Number of wells drilled	2,338	7,928	2,223	7,940
Average days per well	8.5	11.0	9.7	11.8
Number of metres drilled (000s)	4,086	16,433	3,798	15,013
Average metres per well	1,748	2,073	1,708	1,891
Average metres per day	207	188	176	161
(1) Canadian operations only.
(2) Canadian Association of Oilwell Drilling Contractors (“CAODC”) and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics:(1)	2013		2012
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	81	1,706	104	1,947
June 30	80	1,710	97	1,924
September 30	81	1,709	90	1,855
Year to date average	81	1,708	97	1,909
(1) United States lower 48 land operations only.
(2) Baker Hughes rig counts.

Revenue from Contract Drilling Services was $412 million this quarter or 1% higher than the third quarter of 2012, while adjusted EBITDA of $145 million decreased 1%.  The decreases were mainly due to lower drilling rig utilization in both Canada and the United States and lower average dayrates in the United States offset by growth in our international contract drilling business and increases in average dayrates in Canada.

Operating results for our international business improved as a result of increased activity.  On average, we had 11 rigs working internationally during the third quarter of 2013 compared with eight in the corresponding quarter of 2012. Drilling utilization days in our international operations were 969 days, 32% higher than the prior year comparative period.

Drilling rig utilization days in Canada (drilling days plus move days) during the third quarter of 2013 were 7,622, a decrease of 1% compared to 2012 while drilling rig utilization days in the United States were 7,412 or 11% lower than the same quarter of 2012.  The declines in activity were primarily due to decreased market demand as customers conserved cash and deferred drilling programs.  The majority of our North America activity came from oil and liquids-rich natural gas related plays.

Drilling rig revenue per utilization day during the third quarter was up 4% in Canada while in the U.S. drilling rig revenue per utilization day was down 2% over 2012. The increase in average dayrates for Canada was the result of improved rig mix and continued demand for Tier 1 assets.  In the United States, the decrease in revenue per utilization day for the third quarter was due to rig mix as we experienced lower turnkey activity and a higher proportion of rigs working in the spot market.

In Canada, 46% of utilization days in the third quarter were generated from rigs under term contract, compared to 42% in the third quarter of 2012.  In the U.S., 60% of utilization days were generated from rigs under term contract as compared to 73% in the third quarter of 2012.  At the end of the quarter we had 56 drilling rigs under contract in Canada, 53 in the U.S. and 11 internationally.

Operating costs were 62% of revenue for the quarter, which was in line with the prior year period. On a per utilization day basis, operating costs for the drilling rig division in Canada were above the prior year primarily because of an increase in crew wage expense.  In the U.S., operating costs for the quarter on a per day basis were in line with the third quarter in 2012 as the impact of fixed costs on lower activity was offset by turnkey costs.

Depreciation expense in the quarter was 11% higher than in the third quarter of 2012.  Depreciation was higher, despite a decrease in overall drilling activity, as a result of a greater proportion of operating days from our Tier 1 drilling rigs in 2013 relative to 2012 and international contract drilling.  With the exception of certain PSST drilling rigs and directional drilling equipment, contract drilling operations use the unit of production method of calculating depreciation.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	Three months ended September 30,			Nine months ended September 30,
(Stated in thousands of Canadian dollars, except where noted)	2013	2012	% Change	2013	2012	% Change
Revenue	78,960	77,506	1.9	237,968	240,854	(1.2)
Expenses:
Operating	59,364	50,474	17.6	177,569	157,943	12.4
General and administrative	7,233	3,889	86.0	15,628	11,579	35.0
Adjusted EBITDA(1)	12,363	23,143	(46.6)	44,771	71,332	(37.2)
Depreciation	7,988	7,640	4.6	24,306	21,775	11.6
Operating earnings(1)	4,375	15,503	(71.8)	20,465	49,557	(58.7)

Operating earnings as a percentage of revenue	5.5%	20.0%		8.6%	20.6%

Well servicing statistics:
Number of service rigs (end of period)	222	210	5.7	222	210	5.7
Service rig operating hours	70,493	72,766	(3.1)	211,595	217,368	(2.7)
Service rig operating hour utilization	32%	37%		34%	38%
Service rig revenue per operating hour (Cdn$)	863	769	12.2	844	794	6.3
(1)	See “ADDITIONAL GAAP MEASURES”.

Revenue from Completion and Production Services was up $1 million or 2% compared to the third quarter of 2012 due to expansion of services in the United States partially offset by lower activity in Canada.  Adjusted EBITDA was $11 million lower than the third quarter of 2012 due to start-up costs associated with expanding activity in the United States and lower activity in Canada and a loss recognized due to a vendor’s insolvency. The decline in industry activity was mainly because customers reduced spending to work within their cash flow, which reduced activity in the majority of our service lines.

Well servicing activity in the third quarter was 3% lower than the third quarter of 2012 primarily due to reduced activity in Canada partially offset by our expansion in the United States. Approximately 84% of our third quarter Canadian service rig activity was oil related.  Our rental division activity in the third quarter was lower than the third quarter of 2012 mainly due to the excess amount of surface storage capacity in the Western Canadian Sedimentary Basin.

Average service rig revenue per operating hour in the third quarter was $863, or $94 higher than the third quarter of 2012.  Increased coil tubing operations in the current quarter, which operate at higher rates, were partially offset by a reduction in the average service rig rate due to industry competition with less activity.

Operating costs as a percentage of revenue increased to 75% in the third quarter of 2013, from 65% in the third quarter of 2012. Operating costs per service rig operating hour were higher than in the third quarter of 2012 because of higher repairs and maintenance, fixed costs spread over a lower activity base and cost associated with start-up of the new coil tubing operations.

Depreciation in the third quarter of 2013 was 5% higher than the third quarter of 2012 because of the depreciation expense associated with new equipment. We use the straight-line method of calculating depreciation for our completion and production business lines, except for the well servicing division, where we use the unit of production method.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our corporate segment is viewed as support functions that provide assistance to more than one segment.  The Corporate and other segment had an adjusted EBITDA loss of $19 million for the third quarter of 2013, $1 million higher than the prior period.

OTHER ITEMS

Net financial charges for the quarter were $23 million, an increase of $2 million from the third quarter of 2012.  The increase was primarily because of foreign exchange on U.S. dollar denominated interest payments and lower interest income.

We had a foreign exchange loss of $3 million during the third quarter of 2013 due to the strengthening of the Canadian dollar versus the U.S. dollar from June 30, 2013 and the impact thereof on the net U.S. dollar denominated monetary position in the Canadian dollar-based companies.

Income taxes for the quarter were a recovery of $4 million compared to an $8 million expense in the prior year period.   Our effective tax rate on earnings before income taxes for the first nine months of 2013 was 8%.

In June 2013, a wholly owned subsidiary of Precision lost a tax appeal in the Ontario Superior Court of Justice related to a reassessment of Ontario income tax for the subsidiary’s 2001 thru 2004 taxation years. Precision has appealed the decision to the Ontario Court of Appeal and we expect this appeal to be heard in the latter half of 2014. Despite the decision in the Superior Court, management believes it is more likely than not that Precision will prevail on appeal. Should Precision lose on appeal, approximately $55 million of the long-term income tax recoverable related to this issue would be expensed.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet so we have the financial flexibility we need to continue to manage our growth and cash flow, no matter where we are in the business cycle.

We apply a disciplined approach to managing and tracking results of our operations to keep costs down.  We maintain a variable cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions.  Term contracts on expansion capital for new build rig programs provide more certainty of future revenues and return on our capital investments.

Liquidity
As at September 30, 2013 our liquidity is supported by a cash balance of $82 million, an undrawn balance on our senior secured credit facility of approximately US$805 million, availability on our operating facilities totaling approximately $40 million and a US$25 million secured facility for letters of credit.

At September 30, 2013, including letters of credit, we had approximately $1,341 million outstanding under our senior notes and secured and unsecured credit facilities and $24 million in unamortized debt issue costs.

Amount	Availability	Used for	Maturity
Senior facility (secured)
US$850 million (extendible, revolving term credit facility with US$250 million accordion feature)	$15 million drawn, and US$29 million in outstanding letters of credit	General corporate purposes	November 17, 2018
Operating facilities (secured)
$40 million	Undrawn, except $17 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short term working capital requirements
Demand letter of credit facility (secured)
US$25 million	Undrawn	Letters of credit
Senior notes (unsecured)
$200 million	Fully drawn	Debt repayment	March 15, 2019
US$650 million	Fully drawn	Debt repayment and general corporate purposes	November 15, 2020
US$400 million	Fully drawn	Capital expenditures and general corporate purposes	December 15, 2021

Our secured facility includes financial ratio covenants that are tested quarterly and we are compliant with these covenants and expect to remain compliant.

The current blended cash interest cost of our debt is about 6.5%.

Hedge of investments in U.S. operations
We have designated our U.S. dollar denominated long-term debt as a hedge of our investment in our operations in the U.S.  To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis.  We recognize the effective amount of this hedge (net of tax) in other comprehensive income.  We recognize ineffective amounts (if any) in earnings.

Average shares outstanding
The following table reconciles the weighted average shares outstanding used in computing basic and diluted earnings per share:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Weighted average shares outstanding – basic	276,794	276,318	276,638	276,244
Effect of warrants	10,325	8,897	9,823	9,655
Effect of share options and other equity compensation plans	1,052	805	991	1,025
Weighted average shares outstanding – diluted	288,171	286,020	287,452	286,924

QUARTERLY FINANCIAL SUMMARY
(Stated in thousands of Canadian dollars, except per share amounts)
	2012	2013
Quarters ended	December 31	March 31	June 30	September 30
Revenue	533,948	595,720	378,898	488,450
Adjusted EBITDA(1)	177,026	215,181	88,248	137,660
Net earnings (loss):	(166,339)	93,313	473	29,443
Per basic share	(0.42)	0.34	0.00	0.11
Per diluted share	(0.42)	0.33	0.00	0.10
Funds provided by operations(1)	142,576	144,682	33,791	127,684
Cash provided by operations	136,317	62,948	182,345	88,341
Dividends per share	0.05	0.05	0.05	0.05

	2011	2012
Quarters ended	December 31	March 31	June 30	September 30
Revenue	587,408	640,066	381,966	484,761
Adjusted EBITDA(1)	229,839	245,574	97,192	151,000
Net earnings:	28,046	111,081	18,261	39,357
Per basic share	0.10	0.40	0.07	0.14
Per diluted share	0.10	0.39	0.06	0.14
Funds provided by operations(1)	256,103	247,739	62,373	146,124
Cash provided by operations	218,857	162,440	275,346	61,183

(1) See “ADDITIONAL GAAP MEASURES”.

ADDITIONAL GAAP MEASURES

We reference Generally Accepted Accounting Principles (GAAP) measures that are not defined terms under International Financial Reporting Standards to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA
We believe that adjusted EBITDA (earnings before income taxes, financing charges, foreign exchange, and depreciation and amortization) as reported in the Interim Consolidated Statement of Earnings is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and non-cash depreciation and amortization charges.

Operating Earnings
We believe that operating earnings, as reported in the Interim Consolidated Statements of Earnings, is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation.

Funds Provided by Operations
We believe that funds provided by operations, as reported in the Interim Consolidated Statements of Cash Flow, is a useful measure because it provides an indication of the funds our principal business activities generated prior to consideration of working capital, which is primarily made up of highly liquid balances.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward‐looking information" within the meaning of applicable Canadian securities legislation and "forward‐looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward‐looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following: announced payment of a fourth quarter dividend; that firm customer commitments to build three new build Super Series rigs will result in term contracts; 2013 capital expenditures are expected to decrease from $654 million to $609 million; Precision continues to exercise capital discipline by linking near term capital expenditures with industry activity and as such we are reducing our 2013 planned capital expenditures by $45 million;  we are also encouraged by the prospect of  several additional new-build pad walking rigs for delivery to Canada over the next nine months related to increased Canadian emphasis on natural gas exports and natural gas liquids development;  we deployed a rig to Mexico that will begin drilling in the fourth quarter;  the construction of our two ST-3000 rigs for Kuwait is going as planned and we expect the rigs to begin drilling in mid-2014;  we currently have 11 rigs active internationally and see opportunities to deploy existing and new build rigs to our operating areas in Mexico and the Middle East; today, we have a total of 197 Tier 1 drilling rigs and expect to have 202 by the end of 2013; we currently have 96 rigs active in Canada and expect activity to increase moderately through the fourth quarter; our active rig count internationally is expected to grow by one rig  before the end of the year as a rig is going to work in Mexico during the fourth quarter; despite the active industry rig count softness, demand for Tier 1 assets continues to be strong, benefiting those drilling contractors with a high percentage of Tier 1 assets;  we expect capital spending in 2013 to be approximately $609 million, of which $413 million was spent during the first nine months of the year;  the anticipated uses and timing of this capital spending;  Precision expects the appeal to the Ontario Court of Appeal related to an assessment of Ontario income tax to be heard in the latter half of 2014 and management of Precision believes it is more likely than not that Precision will prevail on the appeal; should Precision lose on appeal, approximately $55 million of the long-term income tax recoverable related to this issue would be expensed; and Precision expects to remain compliant with the financial ratio covenants of our secured facility.

These forward‐looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; capital market liquidity available to fund customer drilling programs; viability of its vendors; availability of cash flow, debt and/or equity sources to fund the Corporation’s capital and operating requirements, as needed; sustainability of our dividend; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in its businesses; general economic, market or business conditions; changes in laws or regulations; the availability of qualified personnel, management or other key inputs; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Consequently, all of the forward‐looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation or its business or operations. Readers are therefore cautioned not to place undue reliance on such forward‐looking information and statements. Except as may be required by law, the Corporation assumes no obligation to update publicly any such forward‐looking information and statements, whether as a result of new information, future events or otherwise.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)
	September 30,	December 31,
(Stated in thousands of Canadian dollars)	2013	2012

Assets
Current assets:
Cash	$81,815	$152,768
Accounts receivable	478,544	509,547
Income taxes recoverable	6,046	–
Inventory	12,745	13,787
Total current assets	579,150	676,102
Non-current assets:
Income tax recoverable	64,579	64,579
Property, plant and equipment	3,464,748	3,242,929
Intangibles	4,501	6,101
Goodwill	311,435	310,552
Total non-current assets	3,845,263	3,624,161
Total assets	$4,424,413	$4,300,263

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$370,895	$333,893
Income tax payable	–	64,188
Total current liabilities	370,895	398,081

Non-current liabilities:
Share based compensation	12,347	8,676
Provisions and other	19,560	17,818
Long-term debt	1,270,976	1,218,796
Deferred tax liabilities	473,933	485,592
Total non-current liabilities	1,776,816	1,730,882

Shareholders’ equity:
Shareholders’ capital	2,256,517	2,251,982
Contributed surplus	27,472	24,474
Retained earnings (deficit)	37,113	(44,621)
Accumulated other comprehensive loss	(44,400)	(60,535)
Total shareholders’ equity	2,276,702	2,171,300
Total liabilities and shareholders’ equity	$4,424,413	$4,300,263

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)
	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2013	2012	2013	2012

Revenue	$488,450	$484,761	$1,463,068	$1,506,793
Expenses:
Operating	312,550	300,396	913,157	916,495
General and administrative	38,240	33,365	108,822	96,532
Earnings before income taxes, finance charges, foreign exchange and depreciation and amortization	137,660	151,000	441,089	493,766
Depreciation and amortization	85,544	76,754	243,017	218,247
Operating earnings	52,116	74,246	198,072	275,519
Foreign exchange	2,884	5,277	(5,425)	5,610
Finance charges	23,411	21,741	69,920	64,722
Earnings before income taxes	25,821	47,228	133,577	205,187
Income taxes:
Current	9,786	15,135	30,336	47,160
Deferred	(13,408)	(7,264)	(19,988)	(10,672)
	(3,622)	7,871	10,348	36,488

Net earnings	$29,443	$39,357	$123,229	$168,699
Net earnings per share:
Basic	$0.11	$0.14	$0.45	$0.61
Diluted	$0.10	$0.14	$0.43	$0.59

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2013	2012	2013	2012
Net earnings	$29,443	$39,357	$123,229	$168,699
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(36,460)	(53,424)	51,415	(49,476)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	23,835	35,638	(35,280)	33,433
Comprehensive income	$16,818	$21,571	$139,364	$152,656

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2013	2012	2013	2012
Cash provided by (used in):
Operations:
Net earnings	$29,443	$39,357	$123,229	$168,699
Adjustments for:
Long-term compensation plans	5,720	3,830	16,477	15,057
Depreciation and amortization	85,544	76,754	243,017	218,247
Foreign exchange	4,035	5,886	(4,513)	6,092
Finance charges	23,411	21,741	69,920	64,722
Income taxes	(3,622)	7,871	10,348	36,488
Other	(1,571)	(320)	(409)	2,037
Income taxes paid	(7,951)	(2,741)	(102,675)	(7,315)
Income taxes recovered	127	271	2,087	613
Interest paid	(7,600)	(7,181)	(51,880)	(49,964)
Interest received	148	656	556	1,560
Funds provided by operations	127,684	146,124	306,157	456,236
Changes in non-cash working capital balances	(39,343)	(84,941)	27,477	42,733
	88,341	61,183	333,634	498,969
Investments:
Business acquisitions, net of cash acquired	–	–	–	(25)
Purchase of property, plant and equipment	(145,920)	(238,650)	(412,762)	(681,407)
Proceeds on sale of property, plant and equipment	3,335	5,011	10,021	13,820
Changes in non-cash working capital balances	11,476	11,295	16,443	(62,410)
	(131,109)	(222,344)	(386,298)	(730,022)
Financing:
Dividends paid	(13,838)	–	(41,495)	–
Debt issue costs	(883)	(2,855)	(883)	(2,855)
Debt facility amendment costs	–	(149)	–	(149)
Increase in long-term debt	15,000	–	15,000	–
Issuance of common shares on the exercise of options	1,434	185	2,154	1,490
	1,713	(2,819)	(25,224)	(1,514)

Effect of exchange rate changes on cash and cash equivalents	(4,524)	(7,523)	6,935	(8,068)
Decrease in cash and cash equivalents	(45,579)	(171,503)	(70,953)	(240,635)
Cash and cash equivalents, beginning of period	127,394	398,344	152,768	467,476
Cash and cash equivalents, end of period	$81,815	$226,841	$81,815	$226,841

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)
	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings (deficit)	Total equity
Balance at January 1, 2013	$2,251,982	$24,474	$(60,535)	$(44,621)	$2,171,300
Net earnings for the period	–	–	–	123,229	123,229
Other comprehensive income for the period	–	–	16,135	–	16,135
Dividends	–	–	–	(41,495)	(41,495)
Share option exercised	3,297	(1,143)	–	–	2,154
Issued on redemption of non-management directors DSUs	1,238	(1,031)	–	–	207
Share based compensation expense	–	5,172	–	–	5,172
Balance at September 30, 2013	$2,256,517	$27,472	$(44,400)	$37,113	$2,276,702

(Stated in thousands of Canadian dollars)
	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings (deficit)	Total equity
Balance at January 1, 2012	$2,248,217	$18,396	$(50,862)	$(83,160)	$2,132,591
Net earnings for the period	–	–	–	168,699	168,699
Other comprehensive loss for the period	–	–	(16,043)	–	(16,043)
Share options exercised	2,372	(882)	–	–	1,490
Issued on redemption of non-management directors DSUs	221	(221)	–	–	–
Issued on waiver of right to dissent by dissenting unitholder	9	(3)	–	–	6
Share based compensation expense	–	6,178	–	–	6,178
Balance at September 30, 2012	$2,250,819	$23,468	$(66,905)	$85,539	$2,292,921

THIRD QUARTER 2013 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Thursday, October 24, 2013.

The conference call dial in numbers are 1-866-226-1793 or 416-340-2216.

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will be available approximately one hour after the completion of the call until October 31, 2013 by dialing 1-800-408-3053 or 905-694-9451, passcode 5078039.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service & snubbing rigs, coil tubing services, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations
Precision Drilling Corporation

403.716.4575
403.716.4755 (FAX)

Suite 800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com